[LOGO]


                                                                November 2, 1999


8 EAST FORGE PARKWAY
FRANKLIN, MASSACHUSETTS 02038

Dear Stockholder:


    I am pleased to invite you to a Special Meeting of the stockholders of ThermoSpectra Corporation ("ThermoSpectra") at which you will be asked to approve an Agreement and Plan of Merger dated as of May 21, 1999 (the "Merger Agreement") by and among ThermoSpectra, Thermo Instrument Systems Inc., the parent company of ThermoSpectra ("Thermo Instrument"), and TS Acquisition Corporation, a newly-formed subsidiary of Thermo Instrument (the "Merger Sub"). The Special Meeting will take place at 10:00 a.m. on Thursday, December 9, 1999 at the offices of Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02454.


    Under the terms of the Merger Agreement, the Merger Sub would merge with and into ThermoSpectra, with ThermoSpectra being the surviving corporation (the "Merger"). Each issued and outstanding share of ThermoSpectra common stock (other than shares held by Thermo Instrument, Thermo Electron Corporation and stockholders who are entitled to and who have perfected their dissenters' rights under Delaware law) would be converted into the right to receive $16.00 in cash, without interest (the "Cash Merger Consideration"). ThermoSpectra would become a private company. The Merger is more fully described in the Merger Agreement, which is attached as Appendix A to the enclosed Proxy Statement. If you choose to dissent from approval of the Merger Agreement and wish to seek appraisal of the fair value of your shares of ThermoSpectra common stock, please refer to the sections of the Proxy Statement regarding the rights of dissenting stockholders under Delaware law.

    A special committee of the ThermoSpectra Board of Directors (the "Special Committee"), acting in the interests of the stockholders of ThermoSpectra other than Thermo Instrument, Thermo Electron Corporation and the directors and officers of ThermoSpectra, Thermo Instrument and Thermo Electron Corporation (the "Minority Stockholders"), evaluated the merits of, and negotiated the terms of, the Merger. The Special Committee received an opinion from its financial advisor, Tucker Anthony Cleary Gull, as to the fairness of the Merger from a financial point of view to the Minority Stockholders. Please read carefully the written opinion of Tucker Anthony Cleary Gull, dated May 21, 1999, which is attached as Appendix B to the enclosed Proxy Statement. The Special Committee recommended that ThermoSpectra's Board of Directors approve the Merger Agreement.

    ThermoSpectra's Board of Directors and the Special Committee believe that the proposed Merger is both substantively and procedurally fair to the Minority Stockholders of ThermoSpectra, and the Board of Directors unanimously recommends that stockholders vote "FOR" approval of the Merger Agreement. In considering the recommendation of the Board of Directors with respect to the Merger Agreement, stockholders should be aware that five of the seven members of the ThermoSpectra Board of Directors are either directors of Thermo Instrument or Thermo Electron Corporation, or employees of Thermo Electron Corporation or its affiliates, and thus have interests that are in addition to, or different from, your interests as stockholders of ThermoSpectra.

    In reaching their decisions to approve the Merger Agreement, the Special Committee and ThermoSpectra's Board of Directors considered several factors, including (i) the Cash Merger Consideration to be received by the Minority Stockholders in the Merger; (ii) the relationship of the Cash Merger Consideration to the historical market prices of ThermoSpectra's common stock,
(iii) information concerning the financial performance, condition, business operations and prospects of ThermoSpectra, (iv) the terms of the Merger Agreement, (v) the current market trends in the industries in which ThermoSpectra competes, primarily the semiconductor industry, (vi) the liquidity that would be realized by the Minority Stockholders from the all-cash offer,
(vii) the written opinion of Tucker Anthony Cleary Gull as to the fairness of the Merger from a financial point of view to the Minority Stockholders and (viii) the positive aspects of ThermoSpectra. For more a more detailed discussion of these factors, please refer to the sections of the Proxy Statement regarding the recommendation of the Special Committee and ThermoSpectra's Board of Directors. In addition, stockholders should be aware that as a result of the Merger, the entire equity interest in ThermoSpectra would be beneficially owned by Thermo Electron, directly and indirectly through Thermo Instrument. The Minority Stockholders would no longer have any interest in, and would not be stockholders of, ThermoSpectra, and therefore would not participate in ThermoSpectra's future earnings and potential growth.


    Delaware law requires that a majority of the outstanding shares of ThermoSpectra common stock entitled to vote at the Special Meeting vote in favor of the Merger Agreement for the Merger Agreement to be approved. Thermo Instrument, which owns approximately 82% of ThermoSpectra's outstanding common stock, and Thermo Electron Corporation, which owns approximately 10% of ThermoSpectra's outstanding common stock, intend to vote their shares in favor of the Merger Agreement, thus assuring that the Merger Agreement will be approved. Only stockholders of record at the close of business on October 15, 1999 will receive notice of and be able to vote at the Special Meeting or any adjournment or adjournments thereof.


    The accompanying Proxy Statement provides you with a summary of the proposed Merger and additional information about the parties involved and their interests. Please give all this information your careful attention. You can also obtain other information about ThermoSpectra, Thermo Instrument and Thermo Electron Corporation from documents filed with the Securities and Exchange Commission.

    WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD TO US TODAY. IF YOU DATE, SIGN AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WISH TO VOTE, YOUR PROXY WILL BE COUNTED AS A VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT. YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN.

    Your Board of Directors believes that the transaction with Thermo Instrument is in the best interests of ThermoSpectra and its stockholders, including its Minority Stockholders, and has unanimously approved it. Your Board of Directors unanimously recommends that stockholders vote for the approval of the Merger Agreement. On behalf of the Board of Directors, I urge you to sign, date and return the enclosed Proxy Card today.

    Please do not send any stock certificates to us now. Assuming the Merger Agreement is approved, we will send you instructions concerning the surrender of your shares.

    Thank you for your interest and participation.

                                          Yours very truly,

                                          [SIGNATURE]

                                          BARRY S. HOWE
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER